SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 4*

CHESAPEAKE ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

165167 10 7
(CUSIP Number)

Michael M. Stewart, Esquire
Crowe & Dunlevy
20 N. Broadway
Suite 1800
Oklahoma City, Oklahoma 73102
(405) 235-7747
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ྑ

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 165167 10 7	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tom L. Ward
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  7    SOLE VOTING POWER

23,816,390

16,747,192 of such shares are subject to forward sale agreements and 3,000,000 of such shares are subject to collar transactions
  8    SHARED VOTING POWER

0
  9    SOLE DISPOSITIVE POWER

23,816,390

16,747,192 of such shares are subject to forward sale agreements and 3,000,000 of such shares are subject to collar transactions
10    SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,816,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 165167 10 7	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TLW Investments Inc. 73-1215253
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

PRELIMINARY STATEMENT

This Amendment No. 4 to Schedule 13D is filed by the group consisting of Tom L. Ward and TLW Investments Inc. ("TLW") with respect to their beneficial ownership of Chesapeake Energy Corporation stock. Mr. Ward and TLW are referred to herein as the "Reporting Persons." This Amendment No. 4 to Schedule 13D amends the initial statement on Schedule 13D filed by the Reporting Persons on February 22, 2006, Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 29, 2006, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on April 28, 2006 and Amendment No. 3 filed by the Reporting Persons on May 17, 2006 (collectively, the "Prior 13D"). The Reporting Persons are filing this Amendment No. 4 to report that on February 26, 2007, TLW sold 1,000,000 shares of Common Stock and on and March 7, 2007, TLW sold 362,302 shares of Common Stock. In addition, on January 29, 2007, Mr. Ward sold 49,202 shares of Common Stock that were previously distributed from Mr. Ward's 401(k) account to a self-directed IRA. Mr. Ward has also amended the terms of certain previously reported forward sale and collar transactions.

Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background .

No change.

Item 3.	Source and Amount of Funds or Other Consideration.

No change.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On February 26, 2007, TLW sold 1,000,000 shares of Common Stock and on March 7, 2007, TLW sold 362,302 shares of Common Stock. In consideration therefor, TLW received an aggregate purchase price of $42,318,382.

On January 29, 2007, Mr. Ward sold 49,202 shares of Common Stock that were previously distributed from Mr. Ward's 401(k) account to a self-directed IRA. In consideration therefor, Mr. Ward received an aggregate purchase price of $1,423,742.

Item 5.	Interest in Securities of the Issuer .

Item 5 is hereby amended and supplemented as follows:

The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person was computed based upon 460,068,149 shares of Common Stock outstanding on February 23, 2007.

(a)	The following table sets forth the aggregate number of shares and percentage of the Common Stock beneficially owned by each Reporting Person:

Person or Entity	Amount	Percent

Tom L. Ward	23,816,390 [1]	5.18%
TLW Investments	0	0.00%

1 Of the shares included, 16,747,192 shares are subject to the forward sale agreements described in Item 5(c) and 3,000,000 shares are subject to the collar transactions described in Item 5(c).

(b)
The following table sets forth the number of shares of Common Stock of the Company for which each Reporting Person has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition

Tom L. Ward	23,816,390 [1]	0
TLW Investments	0	0

____________________
1 See footnote 1 under paragraph (a) of this Item 5.

(c)	During the sixty days prior to the date of this Schedule 13D, the following transactions were effected in the Common Stock by the Reporting Persons:

On February 23, 2007, Mr. Ward entered into an agreement to amend the terms of certain forward sale agreements entered on April 4, 2006 relating to up to 2,000,000 shares of Common Stock, April 13, 2006 relating to up to 1,000,000 shares of Common Stock and April 19, 2006 relating to up to 1,500,000 shares of Common Stock. There were no other changes to Mr. Ward's existing forward sale arrangements.

The amended terms of the forward sale transactions are summarized as follows:

Term	Agreement and Amendment Dates
	April 4, 2006 (as amended February 23, 2007)	April 13, 2006 (as amended February 23, 2007)	April 19, 2006 (as amended February 23, 2007)
Expiration Date	Tenth business day following April 4, 2007	Tenth business day following April 13, 2007	Tenth business day following April 19, 2007
Base Amount	2,000,000	1,000,000	1,500,000
Hedged Value	$30.00	$30.00	$30.00
Upside Limit	$35.00	$35.00	$35.00
Settlement Price	Average of closing prices for the ten business days following April 4, 2007	Average of closing prices for the ten business days following April 13, 2007	Average of closing prices for the ten business days following April 19, 2007

For each of the transactions, in accordance with the terms defined above, Mr. Ward will deliver on the Expiration Date a number of shares of Common Stock or the cash equivalent of the shares of Common Stock equal to the product of (i) the Base Amount and (ii) the Settlement Ratio, which will be determined as follows:

(a)	If the Settlement Price is less than or equal to the Hedged Value, the Settlement Ratio will be one:

(b)	If the Settlement Price is greater than the Hedged Value but less than the Upside Limit, the Settlement Ratio will be equal to the Hedged Value divided by the Settlement Price; and

(c)
If the Settlement Price is equal to or greater than the Upside Limit, the Settlement Ratio will be equal to the sum of the Hedged Value divided by the Settlement Price and a fraction the numerator of which is equal to the difference between the Settlement Price and the Upside Limit and the denominator of which is equal to the Settlement Price.

In consideration for the above described forward sale transaction amendments, Mr. Ward agreed to pay at maturity $2,150,000 relating to the April 4, 2006 agreement, as amended, $1,121,000 relating to the April 13, 2006 agreement, as amended, and $1,137,000 relating to the April 19, 2006 agreement, as amended.

On February 23, 2007, Mr. Ward agreed to amend the terms of a certain collar transaction entered on April 5, 2006 relating to 2,000,000 shares of Common Stock to change the exercise price of the put option to $30.30 and the exercise price of the call option to $40.00. Both options will expire on April 5, 2007, at which time the in-the-money option may be exercised. In consideration of these amendments, Mr. Ward agreed to pay at the expiration date the sum of $1,940,000.

On January 30, 2007, Mr. Ward agreed to amend the terms of a certain collar transaction entered on April 12, 2006 relating to 1,000,000 shares of Common Stock to change the exercise price of the put option to sell 88,000 shares of Common Stock to $29.70 and the exercise price of the call option to buy 88,000 shares of Common stock to $33.40. In addition, on February 6, 2007, Mr. Ward agreed to amend the terms of the collar to change the exercise price of the put option to sell 580,000 shares of Common Stock to $29.80 and the exercise price of the call option to buy 580,000 shares of Common Stock to $33.05, and on February 16, 2007, Mr. Ward agreed to amend the terms of the collar to change the exercise price of the put option to sell 332,000 shares of Common Stock to $29.85 and the exercise price of the call option to buy 332,000 shares of Common Stock to $33.00. All of the options will expire on April 12, 2007, at which time the in-the-money option may be exercised. In consideration of these amendments, Mr. Ward agreed to pay at the expiration date the sum of $807,800.

On December 19, 2007 and December 20, 2007, TLW gifted an aggregate of 294,064 shares of Common Stock, and on January 5, 2007, TLW gifted an addition 14,756 shares of Common Stock.

(d)	See Item 6, below.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Prior 13D is hereby amended and supplemented with the following:

Mr. Ward maintains credit arrangements with RBC Dain Rauscher, pursuant to agreements dated September 16 and 19, 2005, with the Royal Bank of Canada pursuant to agreements dated April 20, 2006 and May 5, 2006, with Goldman, Sachs & Co. pursuant to an agreements dated April 5, 2006 and April 12, 2006 and with Deutsche Bank AG pursuant to agreements dated March 13, 2006, April 4, 2006, April 13, 2006 and April 19, 2006. As of May 8, 2006, Mr. Ward had pledged 4,431,384 shares of Common Stock and TLW had pledged 1,671,122 shares of Common Stock as collateral for the credit arrangement with RBC. Such amount has since been reduced pursuant to the sales by TLW as described in Item 4 and to gifts of shares of Common Stock made in December 2006 and 2007. Therefore, as of the date of the filing of this Amendment, Mr. Ward has pledged 4,446,638 shares of Common Stock as collateral for the credit arrangement with RBC, and TLW no longer has any shares pledged with RBC. In addition, Mr. Ward has pledged 4,053,604 shares of Common Stock as collateral with Bank of Oklahoma. As of May 8, 2006, Mr. Ward had 3,000,000 shares of Common Stock pledged as collateral for the credit arrangement with Goldman and 12,315,808 shares of Common Stock pledged as collateral for the credit arrangement with Deutsche Bank. There have been no changes to the number of shares of Common Stock pledged with Goldman or Deutsche Bank. All of the agreements contain standard default and remedial provisions.

On April 4, 2006, Mr. Ward entered into a forward sale agreement relating to up to 2,000,000 shares of Common Stock, as amended on February 23, 2007. On April 5, 2006, Mr. Ward entered into a collar transaction relating to 2,000,000 shares of Common Stock, as amended on February 23, 2007. On April 12, 2006, Mr. Ward entered into a collar transaction relating to 1,000,000 shares of Common Stock, as amended on January 30, 2007, February 6, 2007 and February 16, 2007. On April 13, 2006, Mr. Ward entered into a forward sale agreement relating to up to 1,000,000 shares of Common Stock, as amended on February 23, 2007. On April 19, 2006, Mr. Ward entered into a forward sale agreement relating to up to 1,500,000 shares of Common Stock, as amended on February 23, 2007. On April 20, 2006, Mr. Ward entered into a forward sale agreement relating to up to 2,813,854 shares of Common Stock. On May 5, 2006, Mr. Ward entered into a forward sale agreement relating to up to 1,617,530 shares of Common Stock. All of these amendments are described in Item 5(c) above.

Item 7.	Materials to be Filed as Exhibits

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 15, 2007

/s/ Tom L. Ward TOM L. WARD, an individual

TLW INVESTMENTS, INC., an Oklahoma corporation By: /s/ Tom L. Ward Tom L. Ward, President